Net loss per common  share is computed  by  dividing  net loss including dividends on preferred stock and adding back interest on the convertible portion of the senior and junior subordinated notes by the weighted average number of shares of common stock and common stock equivalents outstanding during each year. In connection with the Initial Public Offering
(IPO), 155,164 and 300,266 shares of common stock were issued upon conversion of the Company's Series C convertible preferred stock and Series D convertible preferred stock, respectively. An additional 805,209 shares of common stock were issued upon the conversion of the convertible portion of the Senior Subordinated Notes and 118,167 shares of common stock upon exercise of warrants and options. The above shares have been treated as outstanding since July 1, 1994. Stock options and warrants to purchase an additional 152,851 shares of common stock granted during 1995 have also been treated as outstanding since July 1, 1994, using the treasury stock method.